SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CorMedix Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

21900C308
(CUSIP Number)

Elliott Investment Management, L.P.

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21900C308	Schedule 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Elliott Investment Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,758,374
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,758,374
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,758,374
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 21900C308	Schedule 13D	Page 3 of 7 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of CorMedix Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 400 Connell Drive, Suite 5000, Berkeley Heights, NJ 07922.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c) This statement is being filed by Elliott Investment Management L.P., a Delaware limited partnership ("EIM" or the "Reporting Person"), the investment manager of Elliott Associates, L.P., a Delaware limited partnership ("Elliott") and Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International" and together with Elliott, the "Elliott Funds"), with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries. Elliott Investment Management GP LLC, a Delaware limited liability company ("EIM GP"), is the sole general partner of EIM. Paul E. Singer ("Singer") is the sole managing member of EIM GP.

EIM

The business address of EIM is 40 West 57th Street New York, New York 10019.

The principal business of EIM is to act as investment manager for Elliott and Elliott International.

The name, business address, and present principal occupation or employment of the general partner of EIM is as follows:

NAME	ADDRESS	OCCUPATION

Elliott Investment Management GP LLC	40 West 57th St. New York, New York 10019	General partner of EIM

EIM GP

The business address of EIM GP is 40 West 57th Street, New York, New York 10019.

The principal business of EIM GP is serving as a general partner of EIM.

The name, business address, and present principal occupation or employment of the managing member of EIM GP is as follows:

NAME	ADDRESS	OCCUPATION

Paul E. Singer	40 West 57th St. New York, New York 10019	Sole managing member of EIM GP.

SINGER

Singer's business address is 40 West 57th Street, New York, New York 10019.

Singer's principal business is to serve as the sole managing member of EIM GP.

CUSIP No. 21900C308	Schedule 13D	Page 4 of 7 Pages

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(c) above. Singer is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the shares of Common Stock reported herein is approximately $14,262,955.

The Reporting Person may effect purchases of the shares of Common Stock through margin accounts maintained for the Elliott Funds with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person believes the securities of the Issuer are undervalued and represent an attractive investment opportunity.

In March of 2015, the Issuer granted Manchester Securities Corp. ("Manchester"), an affiliate of the Reporting Person and a subsidiary of Elliott, the right, for as long as it or its affiliates hold any Common Stock or securities convertible into Common Stock, to appoint up to two members to the Issuer's Board of Directors (the "Board") and/or to have up to two observers attend Board meetings in a non-voting capacity. Myron Kaplan and Janet M. Dillione were appointed to the Board by Manchester. Although Mr. Kaplan and Ms. Dillione were appointed by Manchester, both are independent directors and neither are acting or serving as a representative of Manchester on the Board.

The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, potential changes in the Issuer's operations, management, organizational documents, composition of the Board, ownership, capital or corporate structure, sale transactions, dividend policy, strategy and plans and a potential strategic review or sale process involving the Issuer or certain of the Issuer's businesses or assets, including transactions in which the Reporting Person may seek to participate and potentially engage in. The Reporting Person intends to communicate with the Issuer's management and Board about, and may enter into negotiations and agreements with them regarding, the foregoing and a broad range of operational and strategic matters and to communicate with other shareholders or third parties, including potential targets, acquirers, service providers and financing sources regarding the Issuer. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person may change its intentions with respect to any and all matters referred to in this item 4. It may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

CUSIP No. 21900C308	Schedule 13D	Page 5 of 7 Pages

The Reporting Person intends to review its investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of the Common Stock. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	PURPOSE OF TRANSACTION

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Person. The aggregate percentage of Common Stock reported beneficially owned by the Reporting Person is based upon 30,571,511 shares of Common Stock outstanding as disclosed in the Issuer's Prospectus filed with the Securities and Exchange Commission on July 29, 2020 (the "Prospectus").

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) On July 30, 2020, EIM purchased 925,000 shares of Common Stock at a price of $4.50 per share on behalf of the Elliott Funds and/or their respective subsidiaries pursuant to an underwritten public offering described in the Prospectus. Except as described herein, there have been no transactions in the shares of Common Stock effected by EIM during the past sixty days.

(d) No persons other than the Elliott Funds and/or their respective subsidiaries and EIM have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by EIM.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Elliott Funds and/or their respective subsidiaries hold (i) 89,623 shares of Series E Non-Voting Convertible Preferred Stock, $0.001 par value (the "Series E Preferred Stock"), which are convertible into 391,953 shares of Common Stock and (ii) 100,000 Series G Convertible Preferred Stock, $0.001 par value (the "Series G Preferred Stock"), which are convertible into 5,560,137 shares of Common Stock, in each case, subject to the Ownership Limitation (as defined below).

CUSIP No. 21900C308	Schedule 13D	Page 6 of 7 Pages

The Reporting Person does not beneficially own the shares of Common Stock underlying the Series E Preferred Stock and Series G Preferred Stock. Such securities contain restrictions on conversion such that they may not be converted if the number of shares of Common Stock to be issued pursuant to such conversion would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder ("Section 13(d)")) in excess of 4.99% of all of the Common Stock outstanding at such time (the "Ownership Limitation"). The Reporting Person disclaims beneficial ownership of any and all shares of Common Stock issuable upon any conversion of such securities if such conversion would cause in its beneficial ownership to exceed or remain above the Ownership Limitation.

On September 6, 2019, the Issuer, Elliott, Manchester and Elliott International amended and restated the Registration Rights Agreement previously entered into on November 9, 2017 with the Issuer in order to include the shares of Common Stock that were held by such entities, and the shares of Common Stock issuable upon conversion of the Series E Preferred Stock and the Series G Preferred Stock as registrable securities thereunder.

The Reporting Person is party to a confidentiality agreement with the Issuer pursuant to which it has agreed to comply with the Issuer’s trading windows applicable to the Issuer’s officers and directors.

Except as described herein, the Reporting Person has no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	EXHIBIT

Not applicable.

CUSIP No. 21900C308	Schedule 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: August 10, 2020

Elliott Investment Management L.P.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President